					EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes	$19,812	$20,692	$10,355	$28,050	$10,496
Equity in net income of affiliates included above	(98)	(79)	(175)	(642)	(752)
Fixed charges	7,296	6,592	5,295	5,452	4,876
Distributed income of equity affiliates	61	30	148	318	137
Interest capitalized	(892)	(797)	(234)	(284)	(263)

Earnings, as adjusted	$26,179	$26,438	$15,389	$32,894	$14,494

Fixed Charges:
Interest expense	$4,910	$4,120	$3,613	$3,940	$3,444
Interest capitalized	892	797	234	284	263
Portion of rental expense representative of interest factor	1,494	1,675	1,448	1,228	1,169

Fixed Charges	$7,296	$6,592	$5,295	$5,452	$4,876

Ratio of Earnings to Fixed Charges	3.59	4.01	2.91	6.03	2.97